June 14, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Blake M. Grady

Re:	Masimo Corporation PREC14A filed June 3, 2024

Filed by Politan Capital Management LP, et al.

File No. 001-33642

Dear Mr. Grady:

This letter is being submitted on behalf of Politan Capital Management LP and certain of its affiliates (the “Filing Persons”) and the other persons named as participants (collectively, the “Participants”) in the above referenced materials filed on Schedule PREC14A on June 3, 2024 (such filing, the “Preliminary Proxy Statement”). This letter responds to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in the letter dated June 11, 2024 (the “Comment Letter”) with respect to the Preliminary Proxy Statement. Today, the Filing Persons have filed a revised preliminary proxy statement on Schedule PRRN14A (the “Revised Preliminary Proxy Statement”), which contains revisions intended to, among other matters, address the Staff’s comments.

The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For ease of reference, we have also included in each case the text of the applicable comment from the Comment Letter in italicized form below. Capitalized terms that are not otherwise defined have the meanings ascribed to them in the Preliminary Proxy Statement.

Preliminary Proxy Statement filed June 3, 2024

General

1.	Please revise to provide support for the following statement on page 2: "the Board and management team undermined attempts to improve the Company’s broken corporate governance" (emphasis added). To the extent that support for this statement is included elsewhere in the proxy statement, so indicate in the revised disclosure.

June 14, 2024

In response to the Staff’s comment, the Participants have included a revised disclosure on page 2 of the Revised Preliminary Proxy Statement to refer to the detailed factual support for Politan’s position included in the “Background of the Solicitation” section of the Revised Preliminary Proxy Statement.

The Participants respectfully refer the Staff to the following disclosures in the Revised Preliminary Proxy Statement, among the other factual support included therein in support of the Participants’ position: (a) on page 7, regarding the Participants’ belief that the Company failed to properly act on requests to conduct customary onboarding and orientation activities for the 2023 Newly-Elected Directors, including affording them the opportunity to meet and speak with senior management and to obtain information about the Company and its financial condition and operations; (b) on pages 9-10, regarding the Participants’ belief that the Company’s statements regarding the search for new directors were misleading and there was an absence of a legitimate search process; (c) on pages 9-10, regarding the appointment of two directors over the course of three months beginning in late 2023, in each case over the objections of the 2023 Newly-Elected Directors, minimizing the role of the latest elected directors and forfeiting an opportunity to fill the vacancies in a manner that improved corporate governance with the addition of truly independent directors; and (d) on pages 13-16, regarding the Participants’ contention that Mr. Kiani and the Company did not keep the full Board informed on a timely basis as to plans and discussions with respect to the proposed separation of the consumer business and the identity of the potential counterparty to such transaction.

2.	We note your disclosure on page 7 that the “Company’s management team discussed a draft of the 2023 Annual Report with the Board, but following such discussion, a majority of the independent directors of the Board were unwilling to sign the 2023 Annual Report until additional information that Board members had repeatedly requested was provided” (emphasis in original). Please disclose which Board members “repeatedly requested” such information.

In response to the Staff’s comment, the Participants have included additional disclosure on page 7 of the Revised Preliminary Proxy Statement clarifying that the 2023 Newly-Elected Directors, Ms. Brennan and Mr. Koffey, had “repeatedly requested” such information.

3.	We note your disclosure on page 29 that the “Company Proxy Statement states that brokers will not have discretionary authority to vote on any of the proposals at the 2024 Annual Meeting, including the Ratification of Auditors.” Refer also to similar disclosure on page 30. However, the Company Proxy Statement discloses on page 124 that “because the Politan Group has initiated a proxy contest, to the extent that the Politan Group provides a proxy card or voting instruction form to stockholders who hold their shares in 'street name,' brokers will not have discretionary voting authority to vote on any of the proposals presented at the Annual Meeting, including the ratification of auditors” (emphasis added). Please revise or advise.

June 14, 2024

In response to the Staff’s comment, the Participants have included additional disclosure on pages 31-32 of the Revised Preliminary Proxy Statement to include the information disclosed in the Company Proxy Statement.

4.	Refer to Schedule II, which states that the schedule includes a table from the Company’s Proxy Statement. We are unable to locate such table within Schedule II. Please revise or advise.

In response to the Staff’s comment, the Participants have included the table disclosed on page II-I, in the form included by the Company in its preliminary Company Proxy Statement filed on June 10, 2024.

Compensation of the Company’s Directors, page 21

5.	In the description of Mr. Kiani's Employment Agreement on page 22, please note the areas in which he disagrees with your interpretation of its provisions. For example, we note that he has stated he will not accept an invitation to re-join the Board if not elected at the upcoming annual meeting and therefore believes the payment provisions under his Employment Agreement would be triggered. Quantify the estimated payments due if Mr. Kiani is not re-elected to the Board and his interpretation of the Employment Agreement prevails.

In response to the Staff’s comment, the Participants have included additional disclosure on pages 23-24 of the Revised Preliminary Proxy Statement with respect to Mr. Kiani’s position and the areas in which there is disagreement between Mr. Kiani and the Participants. The Participants have cross-referenced and incorporated disclosures from the Company Proxy Statement that describe these matters in greater detail and also provide a representative quantification of the estimated payments due if Mr. Kiani is not re-elected to the Board and his interpretation of the Employment Agreement prevails.

6.	See our last comment above. Clarify your intentions with respect to retaining Mr. Kiani as CEO if both of your nominees are elected.

The Participants respectfully note the independence from the Politan Parties of Ms. Brennan and, should they be elected at the 2024 Annual Meeting, Mr. Jellison and Dr. Solomon, as disclosed on page 24 of the Revised Preliminary Proxy Statement. As disclosed on page 18 of the Revised Preliminary Proxy Statement, “neither Politan Nominee has predetermined how they would vote on any specific matters that might be presented to the Board,” and this would include the selection of the Chief Executive Officer of the Company.

It is the position of the Politan Parties that the Board should make the decisions with respect to the selection and retention of the Chief Executive Officer, in line with the Board’s role in oversight of the Company’s management. The Participants have included additional disclosure on page 24 of the Revised Preliminary Proxy Statement regarding the intent of the Politan Parties if the Politan Nominees are elected at the 2024 Annual Meeting.

June 14, 2024

Proposal Three: Advisory Vote to Approve the Compensation of Named Executive Officers, page 26

7.	Briefly explain why you are recommending a vote "AGAINST" this proposal or refer to any reasons that appear elsewhere in the proxy statement.

In response to the Staff’s comment, the Participants have included additional disclosure on page 28 of the Revised Preliminary Proxy Statement explaining their recommendation to vote against the advisory vote to approve the compensation for the Company’s named executive officers.

* * *

We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact me at 212-504-5757 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Richard Brand, Esq.
Richard Brand, Esq.

cc:	Quentin Koffey, Managing Partner and Chief Investment Officer, Politan Capital Management LP

Nick Ramphal, Cadwalader, Wickersham & Taft LLP

-4-